SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated June 13, 2013 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated June 13, 2013, the Company informed that on June 12, 2013, it has signed a syndicated loan with Argentinean banks for an amount of ARS 111,000,000 (the “Loan”).
The Loan will have a maturity of 36 months, the capital will be repaid in quarterly and consecutive installments, starting 12 months after the granting of the Loan and will accrue a fix interest of 15.25%, payable monthly at period end.
The funds of the Loan will be applied in the Company’s investment projects related to acquiring capital goods and/or building the necessary infrastructure related to producing goods and/or services and selling of goods (excluding inventories).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
June 14, 2013
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets